Exhibit 99.22

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Total and China National Petroleum Company Sign A Strategic

Cooperation Agreement

Paris, March 21, 2016 – While attending the China Development Forum in Beijing at the invitation of the Chinese government, Patrick Pouyanné, Chairman and CEO of Total, signed a strategic cooperation agreement with Wang Yilin, Chairman of China National Petroleum Company (CNPC), on March 20 to extend the two companies’ existing collaboration.

In the past ten years, Total and CNPC have formed a number of partnerships involving such major projects as the Sulige gas field in Inner Mongolia, China, Halfaya in Iraq, Yamal LNG in Russia, Kashagan in Kazakhstan and Libra in Brazil.

“This strategic cooperation agreement reflects our respective commitment to strengthening our partnership and jointly developing new projects,” commented Mr. Pouyanné at the signing ceremony. “In particular, Total will share with CNPC its expertise in the areas of safety and environment, human resources and social responsibility. The agreement further strengthens the existing partnership to support the international strategy of CNPC’s affiliate PetroChina.”

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.